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12011247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 21 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Southeastern Capital Partners BD, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3251 Lemons Ridge
(No. and Street)

Atlanta (City) GA (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Oliva 770-801-9668
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer, Smith and Roller
(Name – *if individual, state last, first, middle name*)

7229 Albemarle Rd., Ste A (Address) Charlotte (City) NC (State) 28227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Oliva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southeastern Capital Partners BD, Inc., as of February 14, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Principal

Title

Notary Public

VAUGHN ALEXANDER MORGAN
NOTARY PUBLIC
FULTON COUNTY, GEORGIA
MY COMM. EXPIRES
8/13/2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEASTERN CAPITAL PARTNERS BD, INC.

Atlanta, Georgia

MSR

CERTIFIED PUBLIC ACCOUNTANTS

MOYER, SMITH & ROLLER

P.A.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.

Atlanta, Georgia

Audited

Financial Statements

At

December 31, 2011

And

For The Year Then Ended

* * * * * * *

TABLE OF CONTENTS

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

Independent Auditors' Report

To The Board of Directors
Southeastern Capital Partners BD, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Southeastern Capital Partners BD, Inc. as of December 31, 2011, and the related statements of operations and retained earnings, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Capital Partners BD, Inc. as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Moyer, Smith + Roller, P.A.

January 16, 2012

7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com Web-Site: www.msr-cpa.com

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Balance Sheet
December 31, 2011

ASSETS

Current Assets		
Cash	$	10,511
Prepaid Expenses		1,575
Total Current Assets		12,086
TOTAL ASSETS	$	12,086

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	$	1,452
Total Current Liabilities		1,452
Total Liabilities		1,452
Stockholders' Equity		
Capital Stock - par value $0.01; authorized 1,500 shares; issued and outstanding 1,500 shares		15
Additional Paid-In Capital		112,635
Retained Earnings (Deficit)		(102,016)
Total Stockholders' Equity		10,634
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,086

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement of Operations and Retained Earnings
For The Year Ended December 31, 2011

Revenues	$ -
Operating Expenses	
Licenses and NASD Fees	2,515
Professional and Consulting Fees	3,623
Taxes - Other	119
Miscellaneous	3,101
Total Operating Expenses	9,358
Income (Loss) From Operations	(9,358)
Net Income (Loss)	(9,358)
Retained Earnings (Deficit), beginning of year	(92,658)
Retained Earnings (Deficit), end of year	($ 102,016)

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement Of Cash Flows
For The Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	($ 9,358)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) Decrease in Prepaid Expenses	(155)
(Increase) Decrease in CRD account	10
Increase (Decrease) in Accounts Payable	1,452
NET CASH USED IN OPERATING ACTIVITIES	(8,051)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	9,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	949
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,562
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,511

See Independent Auditors' Report and Accompanying Notes.

SOUTHEASTERN CAPITAL PARTNERS BD, INC.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2011

Description:

Beginning Balance	$	10,992
Plus: Capital Contributions		9,000
Less: Net Loss		(9,358)
Ending Balance	$	10,634

See Independent Auditors' Report and Accompanying Notes.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company, a South Carolina corporation organized in 2002, became a registered securities broker/dealer in 2002 (commencement of operations as a registered broker/dealer) for the purpose of establishing broker/dealer services in connection with the conduct of private placements. The Company has its main office in Atlanta, Georgia and a Non-Supervising Jurisdiction branch in Greenville, South Carolina.

Revenue Recognition

The Company operates as an investment banking business and as an underwriter of interstate and intrastate offerings and of Direct Participation Program offerings. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and the Company. Revenue from underwriting of offerings is recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Income Taxes

The Company has experienced consecutive net operating losses. It is possible that the tax benefit of such losses may not be realized, accordingly no deferred income tax benefit has been recorded in these financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 0
Income Taxes	$ 0

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through January 16, 2012, the date which the financial statements were made available to be issued.

NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Southeastern Capital Partners BD, Inc. acts as an underwriter of Direct Participation Program offerings. Southeastern Capital Partners BD, Inc. has no control over funds. Southeastern Capital Partners BD, Inc. receives a commission from the transactions they underwrite. We believe that the transactions of Southeastern Capital Partners BD, Inc. are within the exemptions section which is located at Rule 15c3-3 (k)(2)(ii).

NOTE C - COMPUTATION OF NET CAPITAL

In compliance with the National Association of Securities Dealers, Inc., net capital at December 31, 2011, is computed as follows:

Total Stockholders' Equity	$ 10,634
Less: Prepaid Licenses	(1,575)
Net Capital	$ 9,059

The computed net capital per the company agreed with audited net capital.

Net Capital	$ 9,059
Net Capital per company computation	9,059
Difference	$ -

NOTE D - RELATED PARTY TRANSACTIONS

During 2011, the Company paid $3,000 for management fees to The Capital Corporation, which is owned by Mr. C. Dan Adams. Mr. Adams is also the president of Southeastern Capital Partners, LLC, which is one of the shareholders of Southeastern Capital Partners BD, Inc.

NOTE E - GENERAL COMMENTS

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America. During the course of this audit, we did not discover any material inadequacies that would have an effect on net capital.

MSR
CERTIFIED PUBLIC ACCOUNTANTS
MOYER, SMITH & ROLLER P.A.

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors
Southeastern Capital Partners BD, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Southeastern Capital Partners BD, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7229 Albemarle Rd., Suite "A", North Carolina 28227 704-566-0222 Fax: 704-531-6197
E-Mail: wesmith@msr-cpa.com Web-Site: www.msr-cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moyer Smith + Roller P.A.

January 16, 2012